						Exhibit 12.1
THE SAVANNAH BANCORP, INC.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio amounts)

	Nine months	Years ended December 31,
	ended
	September 30, 2009	2008	2007	2006	2005	2004
Earnings:
Income (loss) before income taxes	$ (63)	$ 9,176	$ 11,871	$ 15,217	$ 13,920	$ 8,676
Add fixed charges:
Interest on short-term borrowings and
long-term debt	1,275	2,597	3,867	3,395	2,306	1,965
Interest factor on non-capitalized
rent expense	128	483	389	335	217	217
Total earnings	1,340	12,256	16,127	18,947	16,443	10,858

Interest expense on deposits	12,802	21,842	26,415	19,342	12,373	6,462

Total earnings including interest on deposits	$ 14,142	$ 34,098	$ 42,542	$ 38,289	$ 28,816	$ 17,320

Fixed charges:
Interest on short-term borrowings and
long-term debt	$ 1,275	$ 2,597	$ 3,867	$ 3,395	$ 2,306	$ 1,965
Interest factor on non-capitalized
rent expense	128	483	389	335	217	217
Total fixed charges	1,403	3,080	4,256	3,730	2,523	2,182

Interest expense on deposits	12,802	21,842	26,415	19,342	12,373	6,462

Total fixed charges including interest on deposits	$ 14,205	$ 24,922	$ 30,671	$ 23,072	$ 14,896	$ 8,644

Ratio of earnings to fixed charges
Excluding deposit interest	0.96	3.98	3.79	5.08	6.52	4.98
Including deposit interest	1.00	1.37	1.39	1.66	1.93	2.00